SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AMGEN INC.

(Name of Subject Company (Issuer))

AMGEN INC.

(Name of Filing Person (Issuer))

Liquid Yield Option Notes due 2032 (Zero Coupon—Senior)

(Title of Class of Securities)

031162 AC4 and 031162 AE0

(CUSIP Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel

and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of filing person)

with copy to: Tracy Edmonson, Esq. Brian Cartwright, Esq. Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111-2562 (415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*: $2,917,472,061	Amount of Filing Fee** $343,386

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Securities”), as described herein, is $738.68 per $1,000 principal amount at maturity outstanding. As of January 31, 2005, there was $3,949,575,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $2,917,472,061.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO-I (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Amgen Inc. (the “Company”) on January 31, 2005, as amended on February 14, 2005 (the “Schedule TO-I”). This Amendment relates to the right of each holder (a “Holder”) of the Company’s Liquid Yield Option Notes due 2032 (the “Securities”) to sell, and the obligation of the Company to purchase, the Securities, as set forth in the Company Notice, dated January 31, 2005 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Company Notice and related notice materials are incorporated by reference in this Amendment. This Amendment amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Item 4.

Material United States Tax Considerations

The following discussion amends and supplements the discussion in item 10 of the Company Notice.

The Company intends to take the positions that, for U.S. federal income tax purposes, (1) the one-time cash payment (the “Additional Payment”) and the grant of the additional put (together with the Additional Payment, the “Company Actions”), in each case announced today pursuant to the Company’s press release, a copy of which is attached hereto as Exhibit (A)(5)(B), will result in the Securities being treated as exchanged for new debt instruments of the Company (such new debt instruments, the “New Securities,” and such exchange, a “Deemed Exchange”), (2) the Deemed Exchange qualifies as a “recapitalization,” (3) the Securities are publicly traded, (4) the Deemed Exchange occurs on March 1, 2005 (the date on which Holders who do not exercise the Put Option will be considered to have accepted the Company Actions), and (5) the New Securities will continue to be subject to rules governing “contingent payment debt instruments” (together, the “Company Tax Positions”). The Company believes that the Company Actions will cause a Deemed Exchange because the legal rights or obligations that are altered and the degree to which they are altered are economically significant. However, because the applicable law is unclear in many respects, there can be no assurance that the IRS will agree with the Company Tax Positions, and it is uncertain whether the Company Tax Positions would be upheld if challenged. You are strongly urged to consult your tax advisors as to the consequences of the Company Actions and the Company Tax Positions. Holders who need additional information regarding the Company Tax Positions may request such additional information by contacting the Company at Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799; Attention: Tax Department, or by calling (805) 447-1000. If you take positions that are inconsistent with the Company Tax Positions, you may be required to timely disclose in your tax return that you are taking inconsistent positions, and if you determine your own comparable yield or projected payment schedule, you must also establish that the Company’s comparable yield or projected payment schedule (as described below) are unreasonable. The following discussion assumes that the Company Tax Positions are correct interpretations of the law.

U.S. Holders

The Company believes that you generally should not recognize any gain or loss as a result of the Deemed Exchange, as a recapitalization, and you should have the same tax basis and holding period in the New Securities immediately after the Deemed Exchange as you had in the Securities immediately prior to the exchange. The New Securities should be taxed generally in the same manner as the Securities, as described in the applicable registration statement relating to the Securities, except that the New Securities should have (1) a new comparable yield of 4.47% and a new issue date of March 1, 2005, and (2) a new projected payment schedule and a new issue price equal to the fair market value of the New Securities on March 1, 2005, both of which will be available upon written request to Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799; Attention: Corporate Secretary. If you recognize a loss on a disposition of a New Security, it is unclear whether interest inclusions on the Securities should be treated as interest inclusions on the New Securities in determining the amount of ordinary loss recognized on such disposition. If you exercise your Put Option, you will be taxed in the manner described in item 10 of the Company Notice under the heading “U.S. Holders”. Although the matter is not free from doubt, the Company intends to treat the Additional Payment as a noncontingent payment on the New Securities, which would reduce your adjusted basis in the New Securities and would not be included in income when received.

Non-U.S. Holders

Non-U.S. Holders for whom income on the Securities is not treated as effectively connected with their U.S. trade or business (and in the case of an applicable treaty, attributable to a permanent establishment in the United States) should not be taxed on the receipt of the Additional Payment or on the Deemed Exchange, regardless of whether the Deemed Exchange is treated as a recapitalization, as long as such Holders have provided a currently valid IRS Form W-8BEN and meet the other conditions for exemption from U.S. withholding tax on interest payments.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO-I is amended and supplemented as provided in the Company’s press release, a copy of which is attached hereto as Exhibit (A)(5)(B), which is incorporated by reference in this Amendment.

Item 12. Exhibits.

Item 12 of the Schedule TO-I is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Press release issued by the Company on February 22, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMGEN INC.

By:	/s/ RICHARD D. NANULA
Name:	Richard D. Nanula
Title:	Executive Vice President and Chief Financial Officer

Dated: February 22, 2005

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of Liquid Yield Option Notes due 2032, dated January 31, 2005, as amended.*

(a)(1)(B)	Form of Substitute Form W-9.*

(a)(5)	Press release issued by the Company on January 31, 2005.*

(a)(5)(B)	Press release issued by the Company on February 22, 2005.

(b)	Not applicable.

(d)	Indenture, dated as of March 1, 2002, between the Company, as issuer, and LaSalle Bank National Association, as Trustee, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2002.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.